As filed with the Securities and Exchange Commission on November 24, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GOLDEN MINERALS COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	26-4413382
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

350 Indiana Street, Suite 800

Golden, Colorado 80401

(303) 839-5060

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert P. Vogels

Senior Vice President, Chief Financial Officer

350 Indiana Street, Suite 800

Golden, Colorado 80401

(303) 839-5060

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deborah J. Friedman

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time after the effective date of this registration statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $.01 par value	8,700,000	(3)	$.63	$5,481,000	$636.89

(1)                                 In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended.

(2)                                  In accordance with Rule 457(c), the aggregate offering price of our common stock is estimated solely for calculating the registration fees due for this filing. For the initial filing of this registration statement, this estimate is based on the average of the high and low sales price of our common stock reported by NYSE MKT on November 20, 2014 which was $.63 per share.

(3)                                  Represents 5,800,000 shares of common stock and 2,900,000 shares of common stock issuable upon exercise of warrants that may be sold by the selling stockholder named herein.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, dated November 24, 2014

PROSPECTUS

8,700,000 Shares

Common Stock

The selling stockholder named herein (the “Selling Stockholder”) may use this prospectus in connection with sales of up to 8,700,000 shares of common stock of Golden Minerals Company (“Golden Minerals,” “we,” “us,” or “our”), which includes 5,800,000 shares of common stock and 2,900,000 shares of common stock issuable upon exercise of warrants.

The Selling Stockholder may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters. We will not receive any proceeds from the sale of shares by the Selling Stockholder.

Our common stock is listed on the NYSE MKT LLC (the “NYSE MKT”) under the symbol “AUMN.” On November 20, 2014, the last reported sale price of our common stock on the NYSE MKT was $.62 per share. Our common stock is also listed on the Toronto Stock Exchange (the “TSX”) under the symbol “AUM”. The closing price for our common stock on November 20, 2014, as quoted on the TSX, was Cdn$.71.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “RISK FACTORS” on page 5 of this prospectus or incorporated by reference herein in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [*].

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements include statements relating to our plans, expectations and assumptions concerning the Velardeña Properties (as defined in this prospectus) and anticipated costs and spending of the same; anticipated plans and expectations regarding the El Quevar project (as defined in this prospectus); planned drill programs and other exploration and related spending and costs at exploration properties and anticipated timing of drill results from certain exploration properties; anticipated spending on general and administrative activities; and planned spending and expected cash needs and statements concerning our financial condition, operating strategies and operating and legal risks.

We use the words “anticipate,” “continue,” “likely,” “estimate,” “expect,” “may,” “could,” “will,” “project,” “should,” “believe” and similar expressions to identify forward-looking statements. Statements that contain these words discuss our future expectations, contain projections or state other forward-looking information. Although we believe the expectations and assumptions reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations and assumptions will prove to be correct. Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of the factors described under “RISK FACTORS” in this prospectus and other factors set forth in this prospectus, including:

•                  Higher than anticipated costs for activities related to the re-start of mining, processing, and ramp up at the Velardeña Properties;

•                  Risks related to our Velardeña Properties, including variations in the nature, quality and quantity of any mineral deposits that may be located there, our ability to extract and sell minerals from the mines successfully or profitably at current lower silver and gold prices and in the quantities and at the costs anticipated, mining or processing problems, decreases in expected silver and gold prices, our ability to obtain and maintain any necessary permits, consents, or authorizations for mining and processing at the Velardeña Properties, accidents and other unanticipated events and our ability to raise the necessary capital if required to finance future mining and processing at the Velardeña Properties;

•                  Risks related to the El Quevar project in Argentina, including whether we will be able to find a joint venture partner to advance the project, results of future exploration, feasibility and economic viability, delays and increased costs associated with evaluation of the project;

•                  Our ability to retain key management and mining personnel necessary for the restart plan for our Velardeña Properties and to successfully operate and grow our business;

•                  The results of future exploration at our exploration portfolio properties;

•                  Economic and political events affecting, and fluctuations in, the market prices for gold, silver, zinc, lead and other minerals which may be found on our exploration properties;

•                  Political and economic instability in Mexico, Argentina, and other countries in which we conduct our business and future actions of any of these governments with respect to nationalization of natural resources or other changes in mining or taxation policies; and

•                  The factors set forth in “RISK FACTORS” on page 5 of this prospectus.

These factors are not intended to represent a complete list of the general or specific factors that could affect us. We may note additional factors elsewhere in this prospectus and in any documents incorporated by reference herein. Many of those factors are beyond our ability to control or predict. You should not unduly rely on any of our forward-looking statements or information. These statements speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements and information attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known and unknown risks and uncertainties.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

CAUTIONARY STATEMENT REGARDING MINERALIZED MATERIAL

“Mineralized material” as used in this prospectus and the documents incorporated by reference herein and therein, although permissible under the SEC’s Industry Guide 7, does not indicate “reserves” by SEC standards. We cannot be certain that any deposits at the Velardeña Properties or at the El Quevar project or any of our other exploration properties will ever be confirmed or converted into SEC Industry Guide 7 compliant “reserves.” Investors are cautioned not to assume that all or any part of the disclosed mineralized material estimates will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

NON-GAAP FINANCIAL MEASURES

In this prospectus, we use the term “cash cost per payable silver ounce, net of by-product credits” which is considered a Non-GAAP financial measure as defined in SEC Regulation S-K Item 10 and applicable Canadian securities law and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, recoveries, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other silver mining companies, but may not be comparable to similarly titled measures in every instance.

“Cash costs per payable silver ounce, after by-product credits,” is a non GAAP financial measure that is widely used in the mining industry. Under GAAP, there is no standardized definition of cash cost per payable silver ounce, after by-product credits, and therefore the Company’s forecasted cash costs may not be comparable to similar measures reported by other companies.

Forecasted cash costs per payable silver ounce, after by-product credits, for the Velardeña Properties were calculated based on the mining plan, and include all forecasted direct and indirect costs associated with the physical activities that would generate concentrate products for sale to customers, including mining to gain access to mineralized materials, mining of mineralized materials and waste, milling, third-party related treatment, refining and transportation costs, on-site administrative costs, and royalties. Forecasted cash costs do not include depreciation, depletion, amortization, exploration expenditures, reclamation and remediation costs, sustaining capital, financing costs, income taxes, or corporate general and administrative costs not directly or indirectly related to the Velardeña Properties. By-product credits include forecasted revenues from gold, lead, and zinc contained in the products sold to customers. Cash costs, after by-product credits, were divided by the quantity of payable silver forecasted to be produced during the period to arrive at cash costs per payable silver ounce, after by-product credits. Cost of sales is the most comparable financial measure, calculated in accordance with GAAP, to cash costs. As compared to cash costs, cost of sales includes adjustments for changes in inventory and excludes net revenue from by-products and third-party related treatment, refining and transportation costs, which are reported as part of revenue in accordance with GAAP.

PROSPECTUS SUMMARY

The following is a summary of the pertinent information regarding this offering. This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference into this prospectus.

The Offering

Securities Offered

8,700,000 shares of our common stock compiled of 5,800,000 shares of our common stock and 2,900,000 shares of our common stock issuable upon exercise of warrants, offered by the Selling Stockholder, which shares and warrants were acquired in a private placement of units.

Offering Price	The Selling Stockholder may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters.

Common Stock Outstanding	53,037,833 shares of common stock, $.01 par value per share, were outstanding as of, November 20, 2014.

Dividend Policy	We do not anticipate paying dividends on our common stock in the foreseeable future.

Use of Proceeds	The common stock offered pursuant to this prospectus is being sold by the Selling Stockholder, and we will not receive any proceeds of the offering.

Our principal offices are located in Golden, Colorado at 350 Indiana Street, Suite 800, Golden, CO 80401, and our registered office is the Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. Our telephone number is (303) 839-5060. We also maintain a mining operations office in Mexico and exploration offices in Argentina and Mexico. We maintain a website at www.goldenminerals.com, which contains information about us. Our website and the information contained in and connected to it are not a part of this prospectus

RISK FACTORS

An investment in the securities offered in this prospectus involves a high degree of risk.

We have historically incurred operating losses and operating cash flow deficits and we expect to incur operating losses and operating cash flow deficits through at least 2014; our potential profitability in the foreseeable future would depend on our ability to mine at our Velardeña Properties on a profitable basis and on our ability to generate sufficient revenue from other sources to fund our continuing activities.

We have a history of operating losses and we expect that we will continue to incur operating losses unless and until such time as our Velardeña Properties, the El Quevar project, or another of our exploration properties generates sufficient revenue to fund our continuing operations. Operating losses will continue unless and until we are able to generate enough revenue to fund our continuing business activities. If we are successful at mining at the Velardeña Properties on a profitable basis, it is unlikely that those activities will generate sufficient revenue to fund all of our continuing business activities as currently conducted. In that case, operating losses would continue until we develop or acquire sufficient additional sources of revenue, which could be generated by a newly acquired mining property, the commencement of profitable mining at the El Quevar project in Argentina, or at another of our exploration properties.

In addition, the potential profitability of mining and processing at the Velardeña Properties is based on a number of assumptions. For example, profitability will depend on metal prices, costs of materials and supplies, costs at the mines and processing plants and the amounts and timing of expenditures. Other factors unrelated to the Velardeña Properties could include expenditures to maintain and advance our El Quevar project and to continue exploration at these and other properties, potential strategic acquisitions or other transactions. Many of these factors are and will be beyond our control. We cannot be certain we will be able to generate sufficient revenue from the Velardeña Properties or other sources to achieve profitability and eliminate operating cash flow deficits, or to cease to require additional funding.

We may require additional external financing to fund our continuing business activities in the future.

As of September 30, 2014, we had $15.0 million in cash and cash equivalents. With anticipated costs during the remainder of 2014, including costs related to the restart of mining at the Velardeña Properties, we expect that our current cash and cash equivalent balance will be depleted to approximately $9.5 million by the end of 2014. Even with the restart of mining at the Velardeña Properties in July 2014, our cash balance going into 2015 might not be sufficient to provide adequate cash reserves in the event of decreasing metals prices or delays in the restart or ramp up of the Velardeña Properties or to pursue further exploration of our properties in Mexico, requiring us to seek additional funding from equity or debt or from monetization of non core assets.

We do not have a credit, off take or other commercial financing arrangement in place that would finance our general and administrative costs and other working capital needs to fund our continuing business activities in the future, and we believe that securing credit for these purposes may be difficult given our limited history and the continuing volatility in global credit markets. In addition, commercial financing arrangements may not be available on favorable terms or on terms that would not further restrict our flexibility and ongoing ability to meet our cash requirements over a reasonable period of time. Access to public financing has been negatively impacted by the volatility in the credit markets and metals prices, which may affect our ability to obtain equity or debt financing in the future and, if obtained, to do so on favorable terms. We also may not be able to obtain funding by monetizing additional non core exploration or other assets at acceptable prices. We cannot assure you that we will be able to obtain financing to fund our general and administrative costs and other working capital needs and to fund our continuing business activities in the future on favorable terms or at all.

Since we have recommenced mining at our Velardeña Properties, we are likely to enter into a collective bargaining agreement with a union in the future and we will remain subject to Mexican labor and employment regulations, which may adversely affect our mining activities and financial condition.

Prior to the suspension of our Velardeña Properties in June 2013, our employees in Mexico were represented by a union, and our relationship with our employees was governed by collective bargaining agreements. Upon recommencement of mining at our Velardeña Properties, our mining activities are not subject to collective bargaining agreements. However, we have agreed with the union that at an appropriate point following the recommencement of mining activities, which may be when we are achieving target payable metal levels under a new mine plan on a sustainable basis, we will negotiate a new collective bargaining agreement with the union. Any collective bargaining agreement that we enter into with the union may restrict our mining flexibility in and impose additional costs on our mining activities. In addition, relations between us and our employees in Mexico may be affected by changes in regulations or labor union requirements regarding labor relations that may be introduced by the Mexican authorities or by labor unions. Changes in legislation or in the relationship between us and our employees may have a material adverse effect on our mining activities and financial condition.

Our ability to successfully conduct mining and processing activities at our Velardeña Properties and potentially obtain long-term cash flow and profitability from our Velardeña Properties or other properties in the future will be affected by changes in prices of silver, gold and other metals.

Our ability to successfully conduct mining and processing activities at our Velardeña Properties, to establish reserves and advance our exploration properties, and to become profitable in the future, as well as our long-term viability, depend, in large part, on the market prices of silver, gold, zinc, lead, copper and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•                  global or regional consumption patterns;

•                  supply of, and demand for, silver, gold, zinc, lead, copper and other metals;

•                  speculative activities and hedging activities;

•                  expectations for inflation;

•                  political and economic conditions; and

•                  supply of, and demand for, consumables required for extraction and processing of metals.

The declines in gold and silver prices in 2013 had a significant impact on our mining activities and a continued decline or insufficient increase in prices could negatively affect mining activities at the Velardeña Properties. Additionally, future weakness in the global economy could increase volatility in metals prices or depress metals prices, which could also affect our mining and processing plans at our Velardeña Properties or make it uneconomic for us to engage in mining or exploration activities. Volatility or sustained price declines may also adversely affect our ability to build or continue our business.

As a result of our business combination with ECU, we have assumed all historical ECU liabilities, some of which are known or which may become known by Golden Minerals.

On September 2, 2011, we completed a business combination with ECU (the “Transaction”), which at that time owned the Velardeña Properties. As a result of the Transaction, we are now subject to the environmental, contractual, tax and other obligations and liabilities of ECU, some of which may be unknown. For example, we received notices from Mexican tax authorities regarding approximately $1.4 million in social security taxes alleged to be due for previous years, which have been paid by us but which we have challenged for refund. There can be no assurance that we are aware of all obligations and liabilities related to the historical business of ECU. These liabilities, and other liabilities related to ECU’s business not currently known to us or that prove to be more significant than we currently anticipate, could negatively impact our business, financial condition and results of operations.

The Velardeña Properties, the El Quevar project and our other properties may not contain mineral reserves.

We are considered an exploration stage company under SEC Industry Guide 7, and none of the properties at our Velardeña Properties, the El Quevar project, or any of our other properties have been shown to contain proven or probable mineral reserves. Expenditures made in mining at the Velardeña Properties or the exploration and advancement of our El Quevar project or other properties may not result in positive cash flow or in discoveries of commercially recoverable quantities of ore. Most exploration projects do not result in the discovery of commercially mineable ore deposits, and we cannot assure you that any mineral deposit we identify will qualify as an orebody that can be legally and economically exploited or that any particular level of recovery from discovered mineralization will in fact be realized.

Chlumsky, Armbrust and Meyer completed a technical report on our Velardeña Properties, which indicated the presence of mineralized material, and RungePincockMinarco (formerly Pincock Allen & Holt) completed a technical report on our El Quevar property, which indicated the presence of mineralized material. Mineralized material figures based on estimates made by geologists are inherently imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling that may prove to be unreliable or inaccurate. We cannot assure you that these estimates are accurate or that proven and probable mineral reserves will be identified at the Velardeña Properties, El Quevar or any of our other properties. Even if the presence of reserves is established at a project, the economic viability of the project may not justify exploitation. We have spent significant amounts on the evaluation of El Quevar prior to establishing the economic viability of that project.

Estimates of reserves, mineral deposits and mining costs also can be affected by factors such as governmental regulations and requirements, fluctuations in metals prices or costs of essential materials or supplies, environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results, sampling, feasibility studies or technical reports. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining and on the results of operations. Silver, gold or other minerals recovered in small-scale laboratory tests may not be duplicated in large-scale tests under on-site processing conditions.

The Velardeña Properties, the El Quevar project and our other properties are subject to foreign environmental laws and regulations which could materially adversely affect our business.

We conduct mining activities in Mexico and mineral exploration activities primarily in Argentina and Mexico. These countries have laws and regulations that control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste generation, handling and disposal, the protection of different species of flora and fauna and the preservation of lands. These laws and regulations require us to acquire permits and other authorizations for conducting certain activities. In many countries, there is relatively new comprehensive environmental legislation, and the permitting and authorization process may not be established or predictable. We may not be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the cost of our projects and could suspend or delay the commencement of extraction and processing of mineralized material.

Our Velardeña Properties are subject to regulation by SEMARNAT, the environmental protection agency of Mexico. In order to permit new facilities at or expand existing facilities, regulations require that an environmental impact statement, known in Mexico as a Manifestación de Impacto Ambiental, be prepared by a third-party contractor for submission to SEMARNAT. Studies required to support the Manifestación de Impacto Ambiental include a detailed analysis of soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Manifestación is then published on SEMARNAT’s web page and in its official gazette in a national and local newspaper. The Manifestación is discussed at various open hearings, including hearings in the local communities, at which third parties may voice their views. We would be required to provide proof of local community support of the Manifestación as a condition to final approval.

Environmental legislation in Mexico is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. For example, in January 2011, Article 180 of the Mexican Federal General Law of Ecological Balance and Environmental Protection was amended. Among other things, this amendment extended the term during which an individual or entity having a legitimate interest may contest administrative acts, including environmental authorizations, permits or concessions granted, without the need to demonstrate the actual existence of harm to the environment, natural resources, flora, fauna or human health, making it sufficient to argue that harm may be caused. Further, the amendment permits the contesting party to challenge a Manifestación de Impacto Ambiental through a variety of administrative or court procedures. As a result of the amendment, more legal actions supported or sponsored by non-governmental groups interested in halting projects may be filed against companies operating in all industrial sectors, including the mining sector. Mexican operations are also subject to the environmental agreements entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement. Further, in August 2011, certain amendments to the Civil Federal Procedures Code of Mexico (“CFPC”) were published in the Official Daily of the Federation. The amendments establish three categories of collective actions by which 30 or more people claiming injury resulting from, among other things, environmental harm, will be deemed to have a sufficient and legitimate interest in seeking, through a civil procedure, restitution, economic compensation or suspension of the activities from which the alleged injury derived. These amendments to the CFPC may result in more litigation by plaintiffs seeking remedies for alleged environmental harms, including suspension of the activities alleged to cause harm. Future changes in environmental regulation in the jurisdictions where the Velardeña Properties are located may adversely affect our business, make our business prohibitively expensive, or prohibit it altogether.

Environmental legislation in many other countries, in addition to Mexico, is evolving in a manner that will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. For example, in September 2010, the Argentine National Congress passed legislation which prohibits mining activity in glacial and surrounding areas. Although we do not currently anticipate that this legislation will impact the El Quevar project, the legislation provides an example of the evolving environmental legislation in the areas in which we operate. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (i) necessitate significant capital outlays, (ii) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects, or (iii) materially adversely affect our future exploration activities.

The Velardeña Properties and many of our exploration properties are located in historic mining districts where prior owners, including ECU in the case of the Velardeña Properties, may have caused environmental damage that may not be known to us or to the regulators. At the Velardeña Properties and in most other cases, we have not sought complete environmental analyses of our mineral properties. We have not conducted comprehensive reviews of the environmental laws and regulations in every jurisdiction in which we own or control mineral properties. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and mining) is not generally available. To the extent environmental hazards may exist on the properties in which we currently hold interests, or may hold interests in the future, that are unknown to us at present and that have been caused by us, or previous owners or operators, or that may have occurred naturally, and to the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities could have a material adverse effect on our financial condition and results of operations. If we are unable to fully fund the cost of remediation of any environmental condition, we may be required to suspend activities or enter into interim compliance measures pending completion of the required remediation.

In addition, U.S. or international legislative or regulatory action to address concerns about climate change and greenhouse gas emissions could negatively impact our business.

Title to the Velardeña Properties and our other properties may be defective or may be challenged.

Our policy is to seek to confirm the validity of our rights to, title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance is not available for our mineral properties, and our ability to ensure that we have obtained secure rights to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Velardeña Properties and our other mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to conduct activities on our properties as permitted or to enforce our rights with respect to our properties, and the title to our mineral properties may also be impacted by state action. We have not conducted surveys of all of the exploration properties in which we hold direct or indirect interests and, therefore, the precise area and location of these exploration properties may be in doubt.

In most of the countries in which we operate, failure to comply with applicable laws and regulations relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners. Any such loss, reduction or imposition of partners could have a material adverse effect on our financial condition, results of operations and prospects

Under the laws of Mexico, mineral resources belong to the state, and government concessions are required to explore for or exploit mineral reserves. Mineral rights derive from concessions granted, on a discretionary basis, by the Ministry of Economy, pursuant to the Mexican mining law and regulations thereunder. We hold title to the Velardeña Properties and our other properties in Mexico through these government concessions, but there is no assurance that title to the concessions comprising the Velardeña Properties and other properties will not be challenged or impaired. The Velardeña Properties and other properties may be subject to prior unregistered agreements, interests or native land claims, and title may be affected by undetected defects. There would be valid challenges to the title of any of the claims comprising the Velardeña Properties that, if successful, could impair mining with respect to such properties in the future. A defect could result in our losing all or a portion of our right, title, and interest in and to the properties to which the title defect relates.

Our Velardeña Properties mining concessions and our other mining concessions in Mexico may be terminated if our obligations to maintain the concessions in good standing are not satisfied, including obligations to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, to provide information to the Ministry of Economy and to allow inspections by the Ministry of Economy. In addition to termination, failure to make timely concession maintenance payments and otherwise comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in reduction or expropriation of entitlements.

Mining concessions in Mexico give exclusive exploration and exploitation rights to the minerals located in the concessions but do not include surface rights to the real property, which requires that we negotiate the necessary agreements with surface landowners. Many of our mining properties are subject to the Mexican ejido system requiring us to contract with the local communities surrounding the properties in order to obtain surface rights to land needed in connection with our mining exploration activities. In connection with our Velardeña Properties, we have contracts with two ejidos to secure surface rights with a total annual cost of approximately $40,000. The first contract is a ten-year contract with the Velardeña ejido, which provides surface rights to certain roads and other infrastructure at the Velardeña Properties through 2021. The second contract is a 25-year contract with the Vista Hermosa ejido signed in March 2013, which provides exploration access and access rights for roads and utilities for our Velardeña Properties. Our inability to maintain and periodically renew or expand these surface rights on favorable terms or otherwise could have a material adverse effect on our business and financial condition.

There are significant hazards involved in underground mining and processing activities at our Velardeña Properties, not all of which are fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

The mining and processing and maintenance of our Velardeña Properties, as well as the conduct of our exploration programs, are subject to numerous risks and hazards, including, but not limited to, environmental hazards, industrial accidents, encountering unusual or unexpected geological formations, formation pressures, cave-ins, underground fires or floods, power outages, labor disruptions, flooding, seismic activity, rock bursts, accidents relating to historical workings, landslides and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, environmental damage, reduced extraction and processing and delays in mining, asset write-downs, monetary losses and possible legal liability. Although we maintain insurance against risks inherent in the conduct of our business in amounts that we consider reasonable, this insurance contains, as in the case of our Velardeña Properties, exclusions and limitations on coverage, and will not cover all potential risks associated with mining and exploration activities, and related liabilities might exceed policy limits. As a result of any or all of the forgoing, particularly if the facilities are older, we could incur significant liabilities and costs that could adversely affect our results of operation and financial condition.

Our Velardeña Properties are located in Mexico and are subject to various levels of political, economic, legal and other risks with which we have limited or no previous experience.

Our Velardeña Properties are located in Mexico, and, as such, are exposed to various levels of political, economic, legal and other risks and uncertainties, including local acts of violence, such as violence from drug cartels; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; acts of political corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Mexico has been subject to political instability, changes and uncertainties, which have resulted in changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico’s status as a developing country may make it more difficult for us to obtain any required funding for our Velardeña Properties or other projects in Mexico in the future.

Our Mexican properties are subject to a variety of governmental regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Specifically, our activities related to the Velardeña Properties are subject to regulation by SEMARNAT, the Comision Nacional del Agua, which regulates water rights, and Mexican mining laws. Mexican regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards.

Our Velardeña Properties and mineral exploration activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to our mining and exploration activities or the maintenance of our properties. For example, effective January 2014, amendments to the Mexico federal corporate income tax law impose additional duties on mining concession holders, which will have a significant impact on the annual costs to maintain the concessions comprising the Velardeña Properties and our other Mexico exploration properties.

Changes, if any, in mining or investment policies, changes or increases in the legal rights of indigenous populations or in the difficulty or expense of obtaining rights from them that are necessary for our Velardeña Properties or shifts in political attitude may adversely affect our business and financial condition. Our mining and exploration activities may be affected in varying degrees by government regulations with respect to restrictions on extraction, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The restart of our facilities is also subject to the need to assure the availability of adequate supplies of water and power, which could be affected by government policy and competing businesses in the area. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our mining and exploration activities and financial condition.

Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration or mining activities at our Velardeña Properties or at any of our other projects in Mexico or with which we become involved in Mexico. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration and mining or material fines, penalties or other liabilities.

Results from our Velardeña Properties are subject to exchange control policies, the effects of inflation and currency fluctuations between the U.S. dollar and the Mexican peso.

Our revenues are primarily denominated in U.S. dollars. However, operating costs of our Velardeña Properties are denominated principally in Mexican pesos. These costs principally include electricity, labor, maintenance, local contractors and fuel. Accordingly, when inflation in Mexico increases without a corresponding devaluation of the Mexican peso, our financial position, results of operations and cash flows could be adversely affected. The annual inflation rate in Mexico was 4.0% in 2013, 3.6% in 2012 and 3.8% in 2011. At the same time, the peso has been subject to significant fluctuation, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. The value of the peso decreased by 0.6% in 2013, increased by 7.0% in 2012 and decreased by 12.9% in 2011. In addition, fluctuations in currency exchange rates may have a significant impact on our financial results. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso’s value will not fluctuate significantly in the future. We cannot assure you that currency fluctuations, inflation and exchange control policies will not have an adverse impact on our financial condition, results of operations, earnings and cash flows.

If we are unable to obtain all of our required governmental permits or obtain property rights on favorable terms or at all, our business could be negatively impacted.

Mining and future processing at our Velardeña Properties, the continued evaluation of the El Quevar project and other exploration activities will require additional permits from various governmental authorities. Our business is and will continue to be governed by laws and regulations governing exploration, prospecting, mining, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, mining royalties and other matters. We may also be required to obtain certain property rights to access or use our properties. Obtaining or renewing licenses and permits, and acquiring property rights, can be complex and time-consuming processes. There can be no assurance that we will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, and that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain any licenses, permits or property rights or any required extensions; challenges to the issuance of licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of licenses, permits or property rights; or a failure to comply with the terms of any licenses, permits or property rights that have been obtained could have a material adverse effect on our business by delaying, preventing or making mining and processing at our Velardeña Properties and other continued mining activities economically unfeasible. U.S. or international legislative or regulatory action to address concerns about climate change and greenhouse gas emissions could also negatively impact our business. While we will continue to monitor and assess any new policies, legislation or regulations regarding such matters, we currently believe that the impact of such legislation on our business will not be significant.

We own our interest in the San Diego exploration property in Mexico in a 50-50 joint venture and are therefore unable to control all aspects of exploration and advancement of this property.

We hold the San Diego exploration property in Mexico in a 50-50 joint venture with Golden Tag Resources Ltd., which has a right to acquire an additional 10% interest by making expenditures related to further exploration drilling and completing an updated resource assessment at the property. Our interest in the San Diego property is subject to the risks normally associated with the conduct of joint ventures. A disagreement between joint venture partners on how to conduct business efficiently, the inability of joint venture partners to meet their obligations to the joint venture or third parties, or litigation arising between joint venture partners regarding joint venture matters could have a material adverse effect on the viability of our interests held through the joint venture. For example, in 2009, ECU received a notice of arbitration from Golden Tag Resources Ltd. The dispute was settled in September 2010 and resulted in an increase in ECU’s mining property costs of approximately $61,000. Additionally, if Golden Tag Resources Ltd. exercises its right to acquire an additional 10% interest, our ability to control exploration and advancement will be further reduced.

We depend on the services of key executives.

Our business strategy is based on leveraging the experience and skill of our management team. We are dependent on the services of key executives, including Jeffrey Clevenger, Robert Vogels and Warren Rehn. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain additional highly skilled employees may have a material adverse effect on our business and our ability to manage and succeed in our mining and exploration activities.

The exploration of our mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•                  establish mineral reserves through drilling and metallurgical and other testing techniques;

•                  determine metal content and metallurgical recovery processes to process metal from the ore;

•                  determine the feasibility of mine development and production; and

•                  construct, renovate or expand mining and processing facilities.

If we discover ore at a property, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of a project may change because of increased costs, lower metal prices or other factors. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or our exploration programs may not result in proven and probable reserves at all or in sufficient quantities to justify developing the El Quevar project or any of our exploration properties.

The decisions about future advancement of exploration projects may be based on feasibility studies, which derive estimates of reserves, operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metal prices and estimates of average cash operating costs based upon, among other things:

•                  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•                  anticipated recovery rates of silver and other metals from the ore;

•                  cash operating costs of comparable facilities and equipment; and

•                  anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by our studies and estimates.

Lack of infrastructure could forestall or prevent further exploration and advancement.

Exploration activities, as well as any advancement activities, depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors that affect capital and operating costs and the feasibility and economic viability of a project. Unanticipated or higher than expected costs and unusual or infrequent weather phenomena, or government or other interference in the maintenance or provision of such infrastructure, could adversely affect our business, financial condition and results of operations.

Our exploration activities are in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct exploration activities almost exclusively in countries with developing economies, including Argentina and Mexico. These countries and other emerging markets in which we may conduct business have from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting exploration activities in countries with developing economies, including:

•                  political instability and violence;

•                  war and civil disturbance;

•                  acts of terrorism or other criminal activity;

•                  expropriation or nationalization;

•                  changing fiscal, royalty and tax regimes; fluctuations in currency exchange rates;

•                  high rates of inflation;

•                  uncertain or changing legal requirements respecting the ownership and maintenance of mineral properties, mines and mining activities, and inconsistent or arbitrary application of such legal requirements;

•                  underdeveloped industrial and economic infrastructure;

•                  corruption; and

•                  unenforceability of contractual rights.

Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration activities could adversely affect our business.

We explore and mine in countries that may be adversely affected by changes in the local government’s policies toward or laws governing the mining industry.

We have mining activities in Mexico and exploration activities primarily in Mexico and Argentina. In these regions there exist uncertainties regarding future changes in applicable law related to mining and exploration. For instance, in January 2014, amendments to the Mexico federal corporate income tax law require titleholders of mining concessions to pay annually a 7.5% duty of their mining related profits and a 0.5% duty on revenues obtained from the sale of gold, silver and platinum. These additional duties applicable to Mexico mining concession titleholders will have a significant impact on the annual costs to maintain the concessions comprising the Velardeña Properties if we have revenues in the future.

Additionally, in October 2011, the president of Argentina announced, by way of a presidential decree, that mining companies with operations in Argentina would be required to repatriate all export revenues generated into Argentina for local foreign-exchange conversion prior to transfer overseas. This decree overturns a previous exemption for mining companies from Argentina’s currency repatriation laws that apply to oil and gas producers in the country. Consequently, if we ultimately have payable metals from the El Quevar project in Argentina, the new repatriation policy may increase foreign exchange transaction costs.

In addition to the risk of increased transaction costs, we do not maintain political risk insurance to cover losses that we may incur as a result of nationalization, expropriation or similar events in Argentina or other Latin American countries in which we explore or have mining and processing activities.

We compete against larger and more experienced companies.

The mining industry is intensely competitive. Many large mining companies are primarily makers of precious or base metals and may become interested in the types of deposits on which we are focused, which include silver and other precious metals deposits or polymetallic deposits containing significant quantities of base metals, including zinc, lead, copper and gold. Many of these companies have greater financial resources, experience and technical capabilities than we do. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced mining professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable mining properties or prospects for mineral exploration in the future.

We are dependent on information technology systems, which are subject to certain risks, including cybersecurity risks and data leakage risks.

We are dependent upon information technology systems in the conduct of our business. Any significant breakdown, invasion, virus, cyber attack, security breach, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively impact our business. To the extent any invasion, cyber attack or security breach results in disruption to our business, loss or disclosure of, or damage to, our data or confidential information, our reputation, business, results of operations and financial condition could be materially adversely affected. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. Although to date we have not experienced any material losses relating to cyber attacks, we may suffer such losses in the future. We may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Our stockholders may suffer additional dilution to their equity and voting interests as a result of future financing transactions.

We could require additional funding to support our business, including for general and administrative costs and other working capital needs to fund our continuing business activities as currently conducted. Because debt financing is difficult to obtain for early stage mining companies, it is likely that we will seek such financing in the equity markets. If we were to engage in any type of equity financing the current ownership interest of our stockholders would be diluted.

The existence of a significant number of warrants and options may have a negative effect on the market price of our common stock.

In connection with our financing in September 2014, we issued warrants to acquire 4,746,000 shares of our common stock at $1.21 per share expiring in September 2019. In connection with our financing in September 2012, we issued five year warrants to purchase 3,431,649 shares of our common stock at an exercise price of $8.42 per share expiring September 2017. Pursuant to a weighted average dilution calculation based on the pricing in the September 2014 financing, the exercise price for the September 2012 warrants was reduced to $7.17 and the number of shares issuable on exercise of the warrants increased to 4,031,409. The existence of securities available for exercise and resale is referred to as an “overhang,” and, particularly if the warrants are “in the money,” the anticipation of potential sales could exert downward pressure on the market price of our common stock.

THE COMPANY

We are a mining company with Velardeña and Chicago precious metals mining properties in the State of Durango, Mexico (the “Velardeña Properties”), the El Quevar advanced exploration property in the province of Salta, Argentina (the “El Quevar project”), and a diversified portfolio of precious metals and other mineral exploration properties located primarily in or near historical precious metals producing regions of Mexico and Argentina. Our management team is comprised of experienced mining professionals with extensive expertise in mineral exploration, mine construction and development, and mine operations. Our principal offices are located in Golden, Colorado at 350 Indiana Street, Suite 800, Golden, CO 80401, and our registered office is the Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. We also maintain an office at the Velardeña Properties in Mexico and exploration offices in Argentina and Mexico.

We are considered an exploration stage company under SEC criteria since we have not demonstrated the existence of proven or probable reserves at our Velardeña Properties or any of our other properties. Prior to suspending mining and processing at the Velardeña Properties in June 2013, we had revenues from the sale of gold, silver, lead and zinc products from the Velardeña and Chicago mines. Even though we have recommenced mining at the Velardeña Properties, until such time, if ever, that we demonstrate the existence of proven or probable reserves pursuant to SEC Industry Guide 7 we expect to remain as an exploration stage company.

Velardeña Properties

Following the shutdown of the Velardeña Properties in June 2013, we continued to develop and evaluate plans to restart mining.  We completed this evaluation and new mine plans in the second quarter 2014 and on July 1, 2014 we restarted mining at the Velardeña Properties and began processing material from the mine on November 3, 2014.  Once mining and processing are ramped up to approximately an average of 285 tonnes per day (tpd) of sulfide material, we expect output of approximately 1.0 to 1.2 million silver equivalent ounces per annum (including silver and gold but excluding lead and zinc and calculated at a ratio of 60 silver ounces to 1 gold ounce), with cash costs between $12 and $15 per payable silver ounce net of by-product gold, lead and zinc credits, assuming a price for gold of $1,250 per ounce.  “Cash costs per payable silver ounce, net of by-product credits” is a non-GAAP financial measure defined in “NON-GAAP FINANCIAL MEASURES”.

We completed the evaluation of a 9,000-meter drill program at the Velardeña Properties during June 2014 in vein systems located largely outside the boundaries of our 2012 mineralized material estimate.  This drill program represents the first known drilling of the Terneras and Roca Negra vein sulfides in the area below the historic Terneras mine workings.  Our drilling, mine planning and analysis indicate that positive net cash flow may be achieved at the Velardeña Properties at silver and gold prices of $20.00 and $1,250, respectively by the end of the second quarter 2015.  An independent engineering firm participated in the preparation of the mining plan.

We expect the incremental 2014 net cash outlay to resume mining to total approximately $3.0 million.  This is comprised of approximately $1.0 million in re-start costs for mill improvements and slusher equipment plus $3.0 million of negative gross margin (revenue less cost of sales) in 2014, offset by approximately $1.0 million of avoided care and maintenance costs.  We sold non strategic mineral properties in Mexico and Peru and miscellaneous equipment in Argentina for $1.0 million to partially offset the $3.0 million net cash outlay.  We also continue to search for oxide feed from outside sources, which could enable us to restart the Velardeña oxide plant during the restart plan of the sulfide mill.

Lower Cost Mining

We have reopened Velardeña as a leaner and lower cost mine, with new management throughout the operation.  We have hired 90 new employees under a new labor union agreement and are mining two ten-hour shifts per day.  By year-end 2014, we expect to employ approximately 200 people, with approximately 130 employees under the new labor union agreement.  This is less than half of the employees prior to the June 2013 shutdown when we were running both sulfide and oxide plants and processing approximately 500 tonnes per day (tpd).

Under our new mine plan, we are using an overhand cut and fill mining method and slusher mucking in the stopes.  This mining method should allow us to mine vein widths as narrow as 0.5 meters, which should significantly decrease dilution and allow higher grade material to be hauled to the mill. For conservative planning purposes, we have assumed dilution of the veins to one meter widths. We are removing material from the mine using the new 1.9 kilometer production-sized San Mateo access ramp, which we completed prior to suspending mining in June 2013.  This ramp is providing more efficient and lower cost removal of mined material compared to pre-suspension haulage primarily from a low capacity internal shaft.

Going forward, we expect mining to focus on the San Mateo, Terneras, and Roca Negra veins.  Drilling results and metallurgical studies indicate that these sulfide veins, mined minimally in the past, contain higher grade material over more consistent widths in the 0.5 to 1.0 meter range, with significantly lower arsenic levels than those in the Santa Juana vein system that was the focus of our previous mining activity.  We expect that the lower arsenic will allow for improved payment terms and metallurgical recovery of the metals.  The Roca Negra vein, not considered in the initial restart plan, should add greater flexibility in achieving the objectives of the mine plan, providing an additional vein for mining.

The mining plan calls for the processing of mined material to make gold and silver bearing lead, zinc and pyrite concentrates.  The mining plan is based on favorable results of preliminary metallurgical testing and our expectation, based on the results of the 2014 drill program, that processed material will contain an average of approximately 4 grams per tonne gold and 200 to 250 grams per tonne silver.  As noted above, other than portions of the San Mateo vein, this material is not included in our reported mineralized material.

Ramp-up Schedule

We began mining on July 1, 2014, focused primarily on mining material from the San Mateo and Roca Negra veins and development of access to the Terneras vein.  We stockpiled mined material until we began processing material through the sulfide mill on November 3, 2014. During November we will be testing new equipment in the mill including a revamped electrical system, concentrate filters for our concentrate products, refurbished flotation cells and other equipment.  We have mined and stockpiled low grade material for this testing phase of the mill ramp up. In December we expect to have the mill operating at full capacity of an average of 285 tonnes per day and continuing at the rate.  Grade of the feed material will gradually increase through the second quarter of 2015 as new stopes in the mine are developed and particularly as access to the Teneras vein expands. We plan to mine from the San Mateo, Terneras and Roca Negra veins during the fourth quarter 2014, with mining in the Terneras vein ramping up in the second quarter 2015. Upon completion of the ramp up we expect to produce approximately 250,000 to 300,000 ounces of silver equivalents per quarter.  We project cash costs per payable silver ounce, net of by-product credits between $12 and $15 by mid-2015, assuming a price for by-product gold of $1,250 per ounce.  “Cash costs per payable silver ounce, net of by-product credits” is a non-GAAP financial measure defined in “NON-GAAP FINANCIAL MEASURES”.

El Quevar

The Company has placed the El Quevar property on care and maintenance and continues to actively solicit a partner to fund further drilling to follow up on mineralization discovered in late 2012.

Exploration

In the first quarter 2014, we completed a 2,000 meter drill program to test down dip targets on the previously mined vein system at the 233 hectare Los Azules property in Chihuahua, Mexico. Based on results from this phase one drilling program, we conducted a phase two drill program and have completed in both programs a total of 6,900 meters in 29 holes drilled from both surface and underground. Our total payment obligation for the Los Azules property is $2.0 million, approximately $1.7 million of which is to be paid in 2016 and 2017, pursuant to a purchase agreement that we can terminate at any time following a short notice period.

On August 1, 2014, we entered into an agreement giving us the right to acquire for $1.6 million the Santa Maria mine, a privately held property near the Parral District of southern Chihuahua State, Mexico, located approximately 20 kilometers from the Company’s Los Azules project. An initial drill program of 11 holes totaling 2,300 meters has been completed at Santa Maria and results are pending.  In order to acquire the Santa Maria mine, we would make a $500,000 option payment in January 2015 with subsequent payments due every six months until the full $1.6 million is paid.

During the third quarter of 2014 we sold 45 mining concessions totaling 770 hectares located in the Zacatecas District, Zacatecas State, Mexico, to Capstone Mining Group for the sum of US $700,000 and recorded a $0.5 million gain on the sale.  We also entered into an option agreement with a private party to sell our 1,100 hectare Peruvian Otuzco property for US $450,000.  During the third quarter of 2014 we had received $150,000 under this agreement, with the remainder payable in 2015 if the option is maintained and exercised.  In addition, we sold miscellaneous surplus equipment located in Argentina for $130,000 and recorded a nominal gain.

USE OF PROCEEDS

The proceeds from the sale of common stock that may be offered pursuant to this prospectus will be received directly by the Selling Stockholder, and we will receive no proceeds from the sale of this common stock.

SELLING STOCKHOLDER

Set forth below is information regarding the name of, and number of shares of common stock owned by, the Selling Stockholder.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering(1)
Selling Stockholder(2)	Number	Percent of Class(3)	Shares Offered Hereby	Number		Percent of Class(3)
Sentient Global Resources Fund IV, L.P.(4)	13,866,841	26.15%	8,700,000	5,166,841	(5)	9.74%

(1)                                 Assumes that the Selling Stockholder will sell all of the shares of common stock offered pursuant to this prospectus. We cannot assure you that the Selling Stockholder will sell all or any of these shares.

(2)                                 The Selling Stockholder is not a registered broker-dealer.

(3)                                 Based on 53,037,833 shares of our common stock outstanding as of November 20, 2014

(4)                                 This information is based on a Schedule 13D/A-7 filed with the SEC on September 17, 2014 by Sentient Global Resources Fund III, L.P. (“Fund III”), SGRF III Parallel I, L.P. (“Parallel I”), Sentient Executive GP III, Limited (“Sentient Executive III”), Sentient GP III, Limited (“GP III”), Sentient Global Resources Fund IV, L.P. (“Fund IV”) and Sentient Executive GP IV, Limited (“Sentient Executive IV”). Fund III and Parallel I are both Cayman Islands limited partnerships and beneficially own 3,582,746 and 357,044 shares of our common stock, respectively. The sole general partner of Fund III and Parallel I is GP III. The sole general partner of GP III is Sentient Executive III, which is a Cayman Islands exempted company. Fund IV is a Cayman Islands limited partnership and owns 10,283,944 shares of our common stock and warrants to acquire an additional 3,702,249 shares of our common stock. 802,249 warrants are exercisable for a five year period beginning six months from the issue date, which was September 19, 2012. 2,900,000 warrants are exercisable for a five year period beginning six months from the issue date, which was September 10, 2014. The sole general partner of Fund IV is Sentient GP IV, L.P. (“GP IV”), which is a Cayman Islands limited partnership. The sole general partner of GP IV is Sentient Executive IV, which is a Cayman Islands exempted company. Peter Cassidy, Greg Link and Peter Weidmann are the directors of Sentient Executive III and Sentient Executive IV. The address of the principal offices of the reporting persons (Fund III, Parallel I, Sentient Executive III, Fund IV and Sentient Executive IV) is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands.

(5)                                 3,118,150 shares are registered for resale under our Registration Statement on Form S-3 filed with the SEC on March 8, 2012. 2,048,691 shares are registered for resale under our Registration Statement on Form S-3 filed with the SEC on June 28, 2013.

On September 10, 2014, we entered into a Subscription Agreement (the “Subscription Agreement”) with the Selling Stockholder, a private equity fund managed by The Sentient Group, an independent private equity firm that manages investments in the global resources industry. Pursuant to the Subscription Agreement, we agreed to sell to the Selling Stockholder a total of 5,800,000 shares of our common stock and warrants to purchase 2,900,000 shares of our common stock in a private placement, which closed on September 10, 2014. The shares and warrants were sold in units, with each unit consisting of one share of our common stock and a warrant to purchase 0.50 of a share of our common stock. The price to the Selling Stockholder in the private placement was $0.817 per unit. Each warrant was exercisable beginning on March 11, 2015 at an exercise price of $1.21 per share and will expire on September 10, 2019, five years from the date of issuance. Following the private placement, the Selling Stockholder, together with certain other funds managed by The Sentient Group, owned approximately 26.80% of our outstanding common stock (excluding restricted common stock held by our employees).

Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”) we entered into September 10, 2014 with the Selling Stockholder in connection with the Subscription Agreement, we agreed to register with the Securities and Exchange Commission (the “SEC” or “Commission”) the resale of the 5,800,000 shares of common stock and the 2,900,000 shares of common stock issuable upon exercise of the warrants purchased by the Selling Stockholder. Therefore, we have prepared and filed this prospectus for the purpose of any such resale by the Selling Stockholder. We cannot estimate the number of shares of common stock that will be held by the Selling Stockholder upon termination of the offering since it is possible that they may not sell any of the shares of common stock covered by this prospectus or may acquire or dispose of shares of our common stock not included in this prospectus. See “PLAN OF DISTRIBUTION.” We do not know when or whether, or at what price, any or all of these shares may be sold.

PLAN OF DISTRIBUTION

The Registration Rights Agreement requires that we register, under applicable securities laws, the possible resale by the Selling Stockholder of the 5,800,000 shares of common stock and the 2,900,000 shares of common stock issuable upon exercise of the warrants acquired by the Selling Stockholder pursuant to the Subscription Agreement. Therefore, we have prepared and filed this prospectus. However, we do not know when or whether any or all of these shares may be sold. We will receive no proceeds from the sale of shares included in this prospectus. We will pay the registration, filing, listing and printing fees, and our legal and accounting expenses in connection with this offering. We have agreed to maintain the effectiveness of this registration statement until the earlier of (i) the first date on which all of the shares covered by this prospectus are sold pursuant to an effective registration statement registering such securities for resale, or (ii) the first date on which the shares covered by this prospectus may be sold pursuant to Rule 144 without being subject to the volume restrictions set forth in Rule 144(e) under the Securities Act of 1933, as amended (the “Securities Act”).

The Selling Stockholder and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The Selling Stockholder may effect the distribution of the common stock in one or more of the following methods:

•                  ordinary brokers’ transactions, which may include long or short sales;

•                  transactions involving cross or block trades or otherwise on the open market;

•                  purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;

•                  “at the market” to or through market makers or into an existing market for the common stock;

•                  in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•                  through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

•                  any combination of the above, or by any other legally available means.

In addition, the Selling Stockholder or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholder or their successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

We cannot assure you that the Selling Stockholder will sell any or all of the shares of common stock offered by the Selling Stockholder.

In order to comply with the securities laws of certain states, if applicable, the Selling Stockholder will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Selling Stockholder may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available to the Selling Stockholder.

Persons participating in the distribution of our common stock offered by this prospectus may engage in transactions that stabilize the price of the common stock. The anti-manipulation rules of Regulation M under the Exchange Act of 1934 may apply to sales of the common stock in the market and to the activities of the Selling Stockholder.

We have not been advised of any selling arrangement at the date of this prospectus between the Selling Stockholder and any broker-dealer or agent. We will receive no proceeds from the sale of the shares by the Selling Stockholder.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share. As of November 20, 2014, we had 53,037,833 shares of common stock issued and outstanding.

Dividend Rights

Holders of our common stock will be entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available for their payment, subject to the rights of holders of any preferred stock that we may issue.

Voting Rights

Holders of our common stock are entitled to one vote per share in all matters as to which holders of common stock are entitled to vote. Holders of not less than a majority of all of the shares of the stock entitled to vote at any meeting of stockholders constitute a quorum unless otherwise required by law.

Election of Directors

Our directors are elected by a plurality of the votes cast by the holders of our common stock in a meeting at which a quorum is present. “Plurality” means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. Our stockholders may vote to remove any director for cause by the affirmative vote of a majority of the voting power of outstanding common stock.

Liquidation

In the event of any liquidation, dissolution or winding up of Golden Minerals, holders of our common stock have the right to receive ratably and equally all of the assets remaining after payment of liabilities and liquidation preferences of any preferred stock then outstanding.

Redemption

Golden Minerals’ common stock is not redeemable or convertible.

Other Provisions

All our outstanding common stock is, and the common stock offered by this prospectus will be, fully paid and non-assessable.

This section is a summary and may not describe every aspect of our common stock that may be important to you. We urge you to read applicable Delaware law, our Amended and Restated Certificate of Incorporation, as amended, and our

Bylaws, because they, and not this description, define your rights as a holder of our common stock. See “WHERE YOU CAN FIND MORE INFORMATION” for information on how to obtain copies of these documents.

Anti-Takeover Effects of Certain Provisions of the Amended and Restated Certificate of Incorporation and the Bylaws

Some provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Bylaws could make it more difficult for us to be acquired by means of a tender offer, a proxy contest or otherwise or the removal of our incumbent directors and officers. These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Special Stockholder Meetings

Under our Amended and Restated Certificate of Incorporation and Bylaws, special meetings of stockholders may be called only by our board of directors, other than special meetings called solely for the purpose of removing directors, which may be called by requests of the holders of a majority of the outstanding shares of our common stock.

Election and Removal of Directors

Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. In addition, our Amended and Restated Certificate of Incorporation and Bylaws provide that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board). Our Amended and Restated Certificate of Incorporation and Bylaws provide that directors may be removed only for cause.

Undesignated Preferred Stock

The authorization of undesignated, or “blank check,” preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. See “Advance Notice Requirements for Stockholder Proposals and Director Nominations.”

No Stockholder Action by Written Consent.

Our Amended and Restated Certificate of Incorporation and Bylaws do not permit stockholders to act by written consent.

No Cumulative Voting.

Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our Amended and Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to the company secretary between the 120th day and the 90th day before the anniversary of the preceding year’s annual meeting. If, however, the date of the meeting is advanced more than 30 days before, or delayed more than 60 days after, the anniversary of the annual meeting, notice must be delivered between the 120th day before the meeting and the later of the 90th day before the meeting or the 10th day after we publicly announce the date of the meeting. Our Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendments to Amended and Restated Certificate of Incorporation or Bylaws

The affirmative vote of the holders of at least a majority of our issued and outstanding common stock, voting as a single class, is generally required to amend or repeal our Amended and Restated Certificate of Incorporation. The affirmative vote of at least 75% of our outstanding common stock is required to approve amendments to the provisions in our Amended and Restated Certificate of Incorporation that establishes the 75% voting threshold for certain transactions. In addition, under the Delaware General Corporation Law, or DGCL, an amendment to our Amended and Restated Certificate of Incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to our Bylaws, our board of directors may from time to time make, amend, supplement or repeal our Bylaws by vote of a majority of our board of directors.

LEGAL MATTERS

Davis Graham & Stubbs LLP (“DGS”) of Denver, Colorado has provided its opinion on the validity of the common stock offered by this prospectus.

INTEREST OF NAMED EXPERTS AND COUNSEL

DGS has provided a legal opinion with respect to the validity of the shares of common stock being registered pursuant to this prospectus. Deborah Friedman, the Company’s Senior Vice President, General Counsel and Corporate Secretary, is a partner with DGS and devotes approximately half her time to serve as our Senior Vice President, General Counsel and Corporate Secretary and approximately half her time to her legal practice at DGS. We currently pay a monthly flat fee of approximately $14,000 to the firm for the approximately one-half of her time that is devoted to us and pay her customary hourly rate to the firm for any time spent by Ms. Friedman in excess of that threshold. In addition, under our Amended and Restated 2009 Equity Incentive Plan we have awarded to Ms. Friedman 248,100 shares of restricted common stock and 10,000 stock options.

EXPERTS

The consolidated financial statements as of December 31, 2013 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of EKS&H LLLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements for the year ended December 31, 2012 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The estimates of our mineralized material with respect to the Velardeña Properties incorporated by reference in this prospectus have been included in reliance upon the technical report prepared by Chlumsky, Armbrust and Meyer. The estimates of our mineralized material with respect to the El Quevar project incorporated by reference in this prospectus have been included in reliance upon the technical report prepared by RungePincockMinarco (formerly Pincock Allen & Holt). You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file and furnish annual, quarterly and current reports and other information, including proxy statements, with the SEC. You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Our SEC filings are also available through the “Investor Relations” section of our website at www.goldenminerals.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

(a)                                 The Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the Commission on February 28, 2014;

(b)                                 The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, as filed with the Commission on May 1, 2014, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, as filed with the Commission on August 6, 2014, and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, as filed with the Commission on November 6, 2014;

(c)                                  The Company’s Current Report on Form 8-K as filed with the Commission on May 28, 2014 and the Company’s Current Report on Form 8-K as filed with the Commission on September 10, 2014; and

(d)                                 The description of the Company’s common stock contained in our registration statement on Form 8-A filed February 5, 2010 with the Commission under Section 12(b) of the Exchange Act (File No. 001-13627), including any subsequent amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement of which this prospectus is a part (including prior to the effectiveness of the registration statement) and prior to the termination of the offering. Any statement in a document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such statement.

Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 or corresponding information furnished under Item 9.01 or related exhibits of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to:

Golden Minerals Company

350 Indiana Street, Suite 800

Golden, Colorado 80401

Attention: Secretary

Telephone: (303) 839-5060

Except as provided above, no other information, including information on our internet site, is incorporated by reference in this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts set forth below, other than the SEC registration fee, are estimates.

SEC Registration Fee	$636.89
Legal Fees and Expenses*	$5,000
Accountants Fees and Expenses*	$5,000
Transfer and Disbursement Agent Fees*	$1,000
Printing and EDGAR Costs*	$2,000
Total*	$13,636.89

*                                         Estimated solely for the purposes of this Item 14. Actual expenses may vary.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the Delaware General Corporation Law, or DGCL, provides that a corporation, in its certificate of incorporation, may eliminate or limit personal liability of members of its board of directors for breach of a director’s fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching a duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. Article VIII of our Amended and Restated Certificate of Incorporation contains such a provision.

Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had no cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

Article IX of our Amended and Restated Certificate of Incorporation requires that we indemnify our directors and officers to the fullest extent allowed by law and pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to us of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise. We have obtained insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

In addition, we have entered into indemnification agreements with each of our directors and officers which require us to indemnify our directors and officers to the fullest extent permitted by the DGCL.

ITEM 16.  EXHIBITS

Exhibit No.	Description
5.1	Opinion of Davis Graham & Stubbs LLP
23.1	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of EKS&H LLLP
23.4	Consent of Chlumsky, Armbrust & Meyer
23.5	Consent of RungePincockMinarco
24	Power of Attorney (included in signature page)

ITEM 17.  UNDERTAKINGS

(a)                                 The undersigned registrant hereby undertakes:

(1)                                 To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)                                   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “CALCULATION OF REGISTRATION FEE” table in the effective registration statement;

(iii)                             To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

paragraphs (a)(1)(i) and (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)                                 That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                 To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)                                 That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)                                     If the registrant is relying on Rule 430B:

(A)                               Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)                               Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)                                 The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on November 24, 2014.

GOLDEN MINERALS COMPANY

By:	/s/ JEFFREY G. CLEVENGER
Name:	Jeffrey G. Clevenger
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints Jeffrey G. Clevenger and Robert P. Vogels, and each of them, the undersigned’s true and lawful attorney-in-fact and agent, with full power of substitution, for the undersigned and in his name, place and stead, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of Golden Minerals Company, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable Golden Minerals Company to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JEFFREY G. CLEVENGER	President and Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	November 24, 2014
Jeffrey G. Clevenger

/s/ ROBERT P. VOGELS	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	November 24, 2014
Robert P. Vogels

/s/ W. DURAND EPPLER	Director	November 24, 2014
W. Durand Eppler

/s/ MICHAEL T. MASON	Director	November 24, 2014
Michael T. Mason

/s/ IAN MASTERTON-HUME	Director	November 24, 2014
Ian Masterton-Hume

/s/ KEVIN R. MORANO	Director	November 24, 2014
Kevin R. Morano

/s/ TERRY M. PALMER	Director	November 24, 2014
Terry M. Palmer

Director
Andrew N. Pullar

/s/ DAVID H. WATKINS	Director	November 24, 2014
David H. Watkins

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Davis Graham & Stubbs LLP
23.1	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of EKS&H LLLP
23.4	Consent of Chlumsky, Armbrust & Meyer
23.5	Consent of RungePincockMinarco
24	Power of Attorney (included in signature page)